Exhibit 21.1

LIST OF SUBSIDIARIES

The following list sets forth the subsidiaries of the registrant as of December 31, 2023:

Company	State of Incorporation
Mega Metaverse Corp.	California
Saving Digital Pte. Ltd.	Singapore
Mega Matrix Inc..	Cayman Islands